EXHIBIT 3.3
     Amendment to the Restated By-Laws of the Company dated November 17, 2006
     Article III Section 1 of the Company’s Restated By-Laws has been deleted in its entirety and has been replaced with the following:
Section 1. Regular Meetings.   Meetings of the directors, including the Annual Meeting, may be held at such times and places within or without the Commonwealth of Massachusetts as the directors may fix.